

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4720

July 19, 2016

Roger S. Busse
Chief Executive Officer
Pacific Continental Corporation
111 West 7th Avenue
Eugene, OR 97401

> **Re: Pacific Continental Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 19, 2016**
> **File No. 333- 211942**

Dear Mr. Busse:

We have reviewed your amended registration statement and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Material United States Federal Income Tax Consequences of the Merger, page 79

1. Please eliminate the sentence on page 80: "The following discussion assumes the receipt and accuracy of the opinion described above," as the filed tax opinions confirm that the discussion in this prospectus constitutes counsel's tax opinion and revise to clarify in this section that the disclosure constitutes the opinion of counsel. Please refer to Staff Legal Bulletin No. 19, which is available on our website, for guidance. In addition, please revise to eliminate the phrase "provided the merger qualifies as a 'reorganization' within the meaning of Section 368(a) of the Code," that appears on page 80 as well as similar language that appears on page 12.

Exhibit 8.1

2. Please have counsel revise the opinion to remove the assumption regarding qualification as a statutory merger under Oregon and Washington law.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3391 with any questions.

Sincerely,

/s Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Patricia F. Young, Esq.